May 15, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Paul Fischer
Celeste M. Murphy

Re:	Onconova Therapeutics, Inc.

Registration Statement on Form S-3 (the “Registration Statement”)

Filed April 24, 2020

File No. 333-237844

Dear Mr. Fischer:

On behalf of Onconova Therapeutics, Inc. (the “Company”), we are responding to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 7, 2020 to Steven M. Fruchtman, M.D., President and Chief Executive Officer of the Company, with respect to the above referenced filing with the Commission by the Company. For your convenience, we have set forth below the Staff’s comment in italics, followed by the Company’s response.

Registration Statement on Form S-3 filed on April 24, 2020

General

1.	We note Onconova's representation in correspondence to the staff dated November 12, 2019 at page 3 that the company would "add the following risk factor disclosure describing the Company’s forum selection provision and its intent in the Company’s future Annual Reports on Form 10-K and in future registration statements," but are unable to determine where you have done so in either your Form 10-K for the fiscal year ended December 31, 2019, or in the instant registration statement on Form S-3. Please advise or revise.

Response: In response to the Staff’s comment, the Company is filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement to include the following disclosure under “Description of Capital Stock — Anti-Takeover Law and Provisions in our Certificate of Incorporation and Bylaws” on page 9 of Amendment No. 1:

“Exclusive Forum Charter Provision

Our certificate of incorporation requires that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the following:

United States Securities and Exchange Commission

May 15, 2020

•	any derivative action or proceeding brought on behalf of the corporation;

•	any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, creditors or other constituents;

•	any action asserting a claim against the corporation arising pursuant to any provision of the Delaware General Corporation Law, the corporation’s certificate of incorporation or the bylaws of the corporation; or

•	any action asserting a claim against the corporation governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any of the foregoing actions for lack of subject matter jurisdiction, any such action or actions may be brought in another state court sitting in the State of Delaware.

Because the applicability of the exclusive forum provision is limited to the extent permitted by applicable law, we do not intend that the exclusive forum provision would apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and acknowledge that federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act. We note that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.”

Additionally, the Company included the following risk factor disclosure describing the Company’s forum selection provision and its intent in the Company’s Quarterly Report for the fiscal quarter ended March 31, 2020 filed with the Commission on May 15, 2020, and will include this risk factor disclosure in future registration statements:

“Our Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

United States Securities and Exchange Commission

May 15, 2020

Our Certificate of Incorporation requires that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the following:

•	any derivative action or proceeding brought on behalf of us;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, creditors or other constituents;

•	any action asserting a claim against us arising pursuant to any provision of, the Delaware General Corporation Law, the Certificate of Incorporation or our bylaws; or

•	any action asserting a claim against us governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any of the foregoing actions for lack of subject matter jurisdiction, any such action or actions may be brought in another state court sitting in the State of Delaware.

Because the applicability of the exclusive forum provision is limited to the extent permitted by applicable law, we do not intend that the exclusive forum provision would apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and acknowledge that federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act. We note that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.”

The Company respectfully requests the Staff’s assistance in completing the review as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions to the undersigned at (215) 963-5262.

Very truly yours,

/s/ Joanne R. Soslow

Joanne R. Soslow

Morgan, Lewis & Bockius LLP

United States Securities and Exchange Commission

May 15, 2020

cc: Steven M. Fruchtman, M.D. (Onconova Therapeutics, Inc.)

Mark Guerin (Onconova Therapeutics, Inc.)

Avi Oler (Onconova Therapeutics, Inc.)